November 26, 2019	Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

The entity requesting confidential treatment is:

Activision Blizzard, Inc.

3100 Ocean Park Boulevard

Santa Monica, CA 90405

Attn: Jeffrey Brown, Esq., Sr. Vice President, Corporate Secretary and

Chief Compliance Officer

310-255-2000

Kathleen Collins
Accounting Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                            Activision Blizzard, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 28, 2019

File No. 001-15839

Dear Ms. Collins:

We are in receipt of the letter, dated October 31, 2019, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to our responses in the letter dated September 19, 2019 that was sent to the Staff regarding the above-referenced filing by Activision Blizzard, Inc. (the “Company”). We are responding to the Staff’s comments as set forth below. For ease of reference, we have also set forth the text of the relevant Staff comment prior to each of our responses below.

Form 10-K for the Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Segment Net Revenues, page 48

1.                                     We note your response to prior comment 3. However, we also note that within your segment discussion there are numerous factors impacting revenue for each segment. For instance, the Activision segment was impacted by higher revenues from the Destiny 2, Call of Duty WWII, Call of Duty: Black Ops 4, Spyro Reignited Trilogy, which were offset by lower revenues from Call of Duty: Infinite Warfare. Tell us your consideration to include a quantified discussion (either in dollars or percentage change) of the franchises or titles that materially impacted your revenues for a particular segment.

Response: We respectfully acknowledge the Staff´s comment and have considered the comment and the underlying requirements of Item 303 of Regulation S-K. In particular, both in responding to this comment and in the normal course of preparing our periodic reports, we have considered (emphasis added):

•                  Item 303(a), which provides in its last sentence that:  “Where in the registrant’s judgment a discussion of segment information and/or of other subdivisions (e.g., geographic areas) of the registrant’s business would be appropriate to an understanding of such business, the discussion shall focus on each relevant, reportable segment and/or other subdivision of the business and on the registrant as a whole.”

•                  Item 303(a)(3)(i), which provides in its last sentence that: “In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.”

•                  Item 303(a)(3)(iii), which provides that:  “To the extent that the financial statements disclose material increases in net sales or revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.”

We believe that we appropriately address these requirements in our current disclosure by providing the following as part of our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”):

•                  A discussion of consolidated net revenues that includes a quantified discussion of the impact on our consolidated net revenues from the changes in revenue for each of our reportable segments and, accordingly, describes the material period-over-period changes in that financial statement line item. We believe this disclosure addresses the requirements of Item 303(a) because our quantified disclosure focuses on each of our segments and not just on the business as a whole.

•                  To supplement this quantified discussion, we provide a qualitative discussion, presented in order of impact and generally at a franchise level, of the factors that had a notable impact on the period in question for each of our reportable segments. We believe this disclosure addresses the requirement in 303(a)(3)(iii) to provide a narrative discussion of material changes in revenues.

•                  We provide additional quantitative disaggregation of our consolidated net revenues in order to help readers better understand the nature, sources, and contributors of period-over-period changes in revenues. Specifically, we provide:

•                  Year-over-year quantitative tabular disclosure of revenue by distribution channel (digital versus retail);

•                  Year-over-year quantitative tabular disclosure of revenue by platform (consoles, PC, and mobile and ancillary);

•                  Year-over-year quantitative tabular disclosure of revenue by geography (Americas, EMEA, Asia Pacific); and

•                  Year-over-year quantitative tabular disclosure of segment revenue and operating income.

In response to the Staff’s comment, we have re-evaluated whether it would be appropriate to include quantified information regarding changes in revenues on a franchise-by-franchise or title-by-title basis to further supplement the qualitative discussion below the segment level that we currently provide. Applying our judgment based on our knowledge of our business, and in light of the extensive quantitative and qualitative disclosure already provided throughout our Form 10-K, we continue to conclude that additional quantitative discussion below the segment level is not necessary for an understanding of our business as a whole.

Consolidated Statements of Operations, page F-4

2.                                     We note from your response to prior comment 4 that product sales include full games sold at retail stores and through digital storefronts. Please clarify whether revenue for both the license to the game and the online functionality are included in product revenue. If so, explain further how you determined that the various online services provided in your games should be considered product revenue despite what your customers believe they are purchasing. In this regard, specifically address how you considered Rule 5-03(b)(1) and (2) in classifying your online services as product revenue.

Response: We respectfully acknowledge the Staff´s comment. For sales of our full video games at retail stores or through digital storefronts, revenues associated with the transaction price allocated to the license of the game software (offline functionality) and the transaction price allocated to the online functionality are both included in “Product sales” in our consolidated statements of operations.

As noted in our response on September 19, 2019, we believe our customers view the initial acquisition of a video game to be the acquisition of a product. We believe a customer does not distinguish between the purchase of a video game such as Sekiro: Shadows Die Twice, which is fully offline and has a single performance obligation associated with the software license, and Overwatch, which is only accessible online and has a single performance obligation associated with the online functionality. In each case, we believe our customers view their purchase as the acquisition of a video game product.

With this context, we have reviewed Rule 5-03(b)(1) and (2), including the provision that requires revenues exceeding 10% of total revenues to be grouped into categories including sales of tangible product, services, and other revenues. A significant portion of our business involves selling to our customers the right to use our intellectual property (game software) — whether fully offline, fully online, or partially offline and partially online — for which there is not significant implementation guidance on how to interpret this rule relative to such arrangements. As we considered Rule 5-03(b)(1) and (2), we determined that the entire transaction price from the sale of our full games, whether through a retail outlet or a digital store, represents the sale of a product.

3.                                     Please provide us with a breakdown of your revenue by when such revenue is recognized (i.e. point-in-time vs. over-time). Also, tell us whether you considered including this information in your footnote disclosures or in management’s discussion and analysis to provide investors with further insight into the timing and source of your revenue.

Response: We respectfully acknowledge the Staff´s comment. As requested, for the Staff’s information, please see below a breakdown of our revenue into such amounts recognized at a point-in-time versus over-time for 2018:

Rule 83 Confidential Treatment Request by Activision Blizzard, Inc. Request #1

[**]

Activision Blizzard, Inc. respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to Jeffrey Brown, Esq., Sr. Vice President, Corporate Secretary and Chief Compliance Officer, Activision Blizzard, Inc., 3100 Ocean Park Boulevard, Santa Monica, CA 90405, phone 310-255-2000, before it permits any disclosure of the bracketed information contained in Request #1.

(1)         Revenue recognized at a point-in-time is primarily comprised of the portion of revenue from software products that is recognized when the customer takes control of the product (i.e. upon delivery of the software product) and revenues from our Distribution business.

(2)         Over-time and other revenue is primarily comprised of revenue associated with the online functionality of our games, in-game purchases, and subscriptions.

We currently include multiple disclosures in the footnotes and the MD&A of our Form 10-K for the year ended December 31, 2018, that indicate the nature, timing, and source of our revenues, such as:

•                  revenue by product (primarily full game sales) versus services and other (primarily in-game and subscription revenues) on the face of the consolidated statements of operations;

•                  the net effect from recognition or deferral of net revenues, including quantified discussion on the material drivers of changes in such amount period over period in our MD&A;

•                  beginning deferred revenue balance and the amount of such deferred revenues recognized, for which over 90% was recognized within 12 months, reflecting the relatively short-term nature of our deferred revenues — included in Note 12, Deferred Revenues;

•                  revenue by distribution channel in our MD&A;

•                  revenue by geographic region in our MD&A; and

•                  revenue by platform in our MD&A.

We have previously concluded that, since substantially all of our revenues are recognized in less than 12 months, additional disclosure of revenue based on those recognized as point-in-time versus over-time were not sufficiently meaningful to warrant disclosure. We continuously evaluate what would provide the most meaningful insight and understanding of our business to our investors. As part of this continuous evaluation, and in consideration of the Staff’s comment, we will include a disclosure of our revenues based on those recognized at a point-in-time versus over-time in the MD&A in our future filings.

The following illustrative example provides the disclosure that we would intend to include in future filings as part of our “Business Results and Highlights”:

[italicized text represents newly added disclosures]

Since certain of our games are hosted online or include significant online functionality that represents a separate performance obligation, we defer the transaction price allocable to the online functionality from the sale of these games and recognize the attributable revenues over the relevant estimated service periods, which are generally less than a year. Net revenues and operating income for the year ended December 31, 2018, include net effects of $238 million and $100 million, respectively, from the recognition of deferred net revenues and related cost of revenues.

Additionally, for the year ended December 31, 2018, XX% of total net revenues recognized were from revenue sources that were recognized at a “point-in-time,” while “over-time and other” revenues were XX% of total net revenues. Revenue recognized at a “point-in-time” is primarily comprised of the portion of revenue from software products that is recognized when the customer takes control of the product (i.e. upon delivery of the software product) and revenues from our Distribution business. “Over-time and other revenue” is primarily comprised of revenue associated with the online functionality of our games, in-game purchases, and subscriptions.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-17

4.                                     We note your responses to prior comments 5, 6 and 10. We continue to evaluate your responses and may have further comments.

Response: As discussed with the Staff on November 5, 2019, and pursuant to our conference call with the Staff on October 30, 2019, we are providing additional information relating to our determination of the transaction price allocation for our Call of Duty games, with specific reference to Call of Duty: WWII (the last Call of Duty title released prior to our adoption of ASC 606). The following summarizes the key information shared with the Staff on the aforementioned conference call, as well as certain additional details requested by the Staff.

Overview of Titles in the Call of Duty Franchise

Call of Duty titles are part of the game genre generally referred to as a “first-person shooter” (or “FPS”) and each of our Call of Duty titles typically have the following three different game modes:

(1)         Offline campaign — The offline campaign does not require an internet connection to play and allows a player to complete a linear story mode with various objectives. This mode is not designed for significant re-playability after the initial completion of the campaign. After a title’s initial release, content updates to the campaign are generally limited to minor bug fixes and do not provide additional content to the offline mode.

(2)         Competitive online multiplayer mode — This multiplayer mode is played online through an internet connection. This mode typically involves achieving certain map objectives, such as capturing a location or being the first team to achieve a certain number of kills, in a competitive environment against other players.

(3)         Cooperative online multiplayer mode — This multiplayer mode is also played predominantly online through an internet connection. In this mode, players work together to achieve a common objective or to survive for as long as possible against waves of computer-generated enemies.

Each of the online multiplayer modes provide for a dynamic and re-playable experience for our players, with each match having its own unique outcome that players experience together. These multiplayer modes function in connection with our online services, which we provide utilizing custom written software running on a combination of owned and leased hardware in data centers worldwide, as well as some of our services run in commercial cloud spaces. These online services include:

•                  Hosting / servers — We provide and maintain dedicated servers that are utilized when players engage in the online modes. These servers utilize our proprietary software that is designed to optimize the game performance, minimize latency (i.e., slow gameplay), and effectively bring multiple players around the world into one seamless game match. Additionally, our servers maintain player account information, including purchases of in-game virtual goods (such virtual goods are not available offline), leader boards, level progressions (players unlock new content and abilities as they complete matches), and historical performance (total kills, deaths, points scored, etc.).

•                  Match making — We utilize a proprietary match-making system that is responsible for coordinating the large volume of players engaging with our online modes and matching those players into teams in an attempt to provide for the best match experience. This match making system is also responsible for adding new players into matches when a player drops off.

•                  Ongoing content updates — We deliver ongoing content updates to the online multiplayer modes, which may include new maps, new weapons, and new in-game items. These updates are provided on a frequent basis (at least quarterly, often more frequently). These updates further increase the re-playability of these online modes.

As noted in our September 19, 2019 response letter, we have identified two performance obligations associated with our Call of Duty: WWII title: (1) a license to the game software that is accessible without an internet connection (predominantly the offline single-player campaign); and (2) ongoing activities associated with the online components of the game (“online functionality”).

Transaction Price Allocation

As disclosed in our 2018 Form 10-K, determining the stand-alone selling prices for the two performance obligations in a Call of Duty title is inherently subjective and requires significant judgement. We determined that an adjusted market approach was the most appropriate method to determine the standalone selling price for each of the performance obligations. We considered many different data points to determine the standalone selling price and concluded that the following data points were the most relevant:

Rule 83 Confidential Treatment Request by Activision Blizzard, Inc. Request #2

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Activision Blizzard, Inc. respectfully requests that the information contained in Request #2 be treated as confidential information and that the Commission provide timely notice to Jeffrey Brown, Esq., Sr. Vice President, Corporate Secretary and Chief Compliance Officer, Activision Blizzard, Inc., 3100 Ocean Park Boulevard, Santa Monica, CA 90405, phone 310-255-2000, before it permits any disclosure of the bracketed information contained in Request #2.

In determining the transaction price allocation, we also considered a cost approach, but concluded that an adjusted market approach was a better method given the nature of the products. When we develop a game title, costs incurred are not distinct to the offline campaign or the online modes. For instance, the game engine for Call of Duty: WWII is used in both the offline and online modes. Also, digital assets, such as buildings, weapons, and character skins are often used in both the offline and online modes. In order to utilize the cost approach, we would need to develop a reasonable allocation methodology for these costs, which would be inherently subjective and would likely require consideration of many of the market data points discussed earlier.

Upon the adoption of ASC 606 on January 1, 2018, Call of Duty: WWII was the primary title with material revenues that had two performance obligations. Based on the above, we concluded that the transaction price of Call of Duty: WWII should be attributed 20% to the license of the game software that is accessible for offline use and 80% to the online functionality.

Finally, while not an available data point at the time we adopted ASC 606, it is worth noting that in October 2018, we released Call of Duty: Black Ops 4, which requires a player to have an internet connection to meaningfully play any of the game modes. In contrast to other titles in the Call of Duty franchise that were released before or after Call of Duty: Black Ops 4, we released this Call of Duty title without an offline campaign mode and with no meaningful offline functionality. This title sold for $60 and, as noted in our response #7 to your comment letter on August 22, 2019, we determined that this title has one performance obligation associated with the online functionality.

Online Hosted and Subscription Arrangements, page F-17

5.                                     We note your response to prior comment 8. Please further explain how you determined that the software license and the other online activities in your subscription arrangements are highly interrelated and interdependent. In addition, tell us if you believe the standalone selling price of the software license would be significant in subscription arrangements that extend beyond one month. To the extent you do not recognize a software license as a separate performance obligation in your subscription arrangements, please explain further your disclosures on page 68 which state that the purchase of World of Warcraft software is classified as “Product sales” whereas revenues attributable to subscriptions are classified as “Subscription, licensing and other revenues.” Lastly, clarify whether the expansion packs sold with your WoW subscriptions are available in both offline and online gameplay.

Response: We respectfully acknowledge the Staff´s comment. To clarify, there is no separate software license delivered to our customers in our subscription arrangements as World of Warcraft, our only title with a subscription arrangement, can only be accessed when connected to our online servers.

The sale of a World of Warcraft expansion pack, the latest gameplay installment for our World of Warcraft franchise, is classified as “Product sales” because we believe our customers view the purchase of the expansion as a product, similar to purchases of our other games (see previous response in comment #2 above). Such expansion packs are sold separately from the purchase of subscriptions (the expansions do not include subscription time) and they provide for the latest game environment for the overall World of Warcraft universe. The subscriptions for World of Warcraft are classified as “Subscription, licensing and other revenues” as they represent a subscription fee for the access to the World of Warcraft universe, inclusive of any content purchased by our users.

Other Revenues, page F-18

6.                                     You state in your response to prior comment 9 that revenue from the sale of durable virtual goods is recognized over the period of time the good is available to the player and your performance obligation is satisfied, which is generally the estimated service period. Please clarify whether you recognize revenue from the sale of such goods over the service period remaining at the point in which the good was purchased. Alternatively, if the service period for the virtual goods extends beyond the remaining service period for the game, please explain why and tell us the specific guidance you considered.

Response: We respectfully acknowledge the Staff´s comment. The estimated service period for players of our titles is based on aggregate player data and represents a weighted average view of all such players — inclusive of players who bought the base game only and players that bought both the base game and additional in-game content. Said another way, the estimated service period for a particular title is for that title’s player base as a whole — it is not unique to each individual player. This weighted average is applied to each performance obligation that requires recognition over an estimated service period. As discussed on page F-19 in our Form 10-K:

“We consider a variety of data points when determining the estimated service period for players of our games, including the weighted average number of days between players’ first and last days played online, the average total hours played, the average number of days in which player activity stabilizes, and the weighted-average number of days between players’ first purchase date and last date played online. We also consider known online trends, the service periods of our previously released games, and, to the extent publicly available, the service periods of our competitors’ games that are similar in nature to ours. We believe this provides a reasonable depiction of the transfer of services to our customers, as it is the best representation of the time period during which our customers play our games”

In consideration of ASC 606-10-25-14 and 25-19 through 25-21, we concluded that the purchase of a virtual good gives rise to a separate and distinct performance obligation from the purchase of the base game. In cases where the sale of the durable virtual good is recognized over-time (given the associated online functionality performance obligation of such durable virtual good), we recognize the revenue over the estimated service period beginning at the point-in-time the purchased durable virtual good is initially made available to the player. This recognition over-time for the performance obligation relating to durable virtual goods is in accordance with ASC 606-10-25-23 through 25-25, ASC 606-10-25-27, and ASC 606-10-25-31 through 25-32.

To illustrate:

•                  Assume a player purchases Call of Duty: Black Ops 4 (single performance obligation for the online functionality) on January 1. The revenues from this sale will be recognized over an estimated service period, which in this case is six months. As such, revenues from this sale of the base game will be recognized on a pro-rata basis from January 1 to June 30.

•                  Assume that on March 1, two months after the initial purchase of the base game, the same customer purchases an in-game character “skin” (i.e., a durable virtual good). This revenue transaction gives rise to a separate performance obligation (online functionality associated with the durable virtual good) that will also be recognized over the estimated service period, or six months. As such, revenue from this transaction will be recognized on a pro-rata basis from March 1 to August 30.

We believe this approach is appropriate considering:

•                  Our estimated service periods consider the average period of time that our player base engages with our games and our content from the date they make the purchase. We monitor and update our estimated service period at least annually or when facts and circumstances indicate a change may have occurred.

•                  As our estimated service periods are determined by looking at our player base in the aggregate, using an estimated service period applied to each performance obligation captures the period of time that users, on average, engage with the game as well as the period of time over which users, on average, who purchase durable virtual goods may use those durable virtual goods.

•                  We do not track and estimate service periods that are unique to each individual player or game copy.

*     *     *

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 255-2408 or Jeffrey Brown, Esq., our Secretary, at (310) 255-2030.

Sincerely,

/s/ Dennis Durkin
Dennis Durkin
Chief Financial Officer

cc:                                David Edgar, Securities and Exchange Commission

Chris Walther, Esq., Activision Blizzard, Inc.

Jeffrey Brown, Esq., Activision Blizzard, Inc.

James Rock, Activision Blizzard, Inc.

David Johnson, PricewaterhouseCoopers LLP

Meredith Cross, WilmerHale